

June 14, 2013

Via E-Mail
Stuart Rogers
Chief Executive Officer
Max Resource Corp
2300-1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2

      Re: Max Resource Corp
               Form 20-F for the Year Ended December 31, 2012
               Filed April 29, 2013
               File No. 000-30780

Dear Mr. Rogers:

We have limited our review of your Form 20-F to the issues we address in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Consolidated Financial Statements, page 86

Independent Auditor's Report, page 87

1. Please amend to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant at (202) 551-3774 or Brian K. Bhandari, Branch Chief at (202) 551-3390 if you have any questions regarding our comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining